FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2005

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X    Form 40-F
                                      -----           -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )

                                 Yes       No  X
                                    -----    -----

        (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A


                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

      This Form 6-K consists of:

      The news release on the commenced commercial operation of Unit 3 at Huaiyin Power Plant announced by Huaneng Power International, Inc. in English on January 19, 2005.

      To: Business Editor
      [For Immediate Release]



                       HUANENG POWER INTERNATIONAL, INC.
         Unit 3 at Huaiyin Power Plant Commenced Commercial Operation


      (Beijing, China, January 19, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announces that a 330MW coal-fired generating unit (Unit 3) at Huaiyin Power Plant Phase II of Jiangsu Huaneng Huaiyin Power Generation Limited, which is 63.64% owned by the Company, completed the 168 hours full-load trial run on January 11, 2005 and was put into commercial operation. As of todate, the Company's total generation capacity on an equity basis has increased from 20,998MW to 21,208MW.

      Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 21,208MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in nine power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~



      For further information, please contact:

      Ms. Meng Jing / Ms. Zhao Lin
      Huaneng Power International, Inc.
      Tel: (8610) 6649 1856 / 1866
      Fax: (8610) 6649 1860
      Email: ir@hpi.com.cn

      Ms. Christy Lai / Ms. Edith Lui
      Rikes Communications Limited
      Tel: (852) 2520 2201
      Fax: (852) 2520 2241

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                            -------------------





                          Name:    Huang Long

                          Title:   Company Secretary



      Date: January 19, 2005